ALTAIR NANOTECHNOLOGIES INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923



May 28, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-1770

Please find enclosed a copy of the unaudited Interim Financial Statements for the three months ended March 31st, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

ALTAIR NANOTECHNOLOGIES INC.

Per: George A. Duguay

GAD/cd

Encl.



PROCESSED
JUN 11 2003
THOMSON FINANCIAL
SEC MAIL PROCESSING SECTION
RECEIVED
JUN 03 2003
WASH. D.C.
155

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES

Interim Financial Statements

(Expressed in United States Dollars)

(Unaudited)

Three Months Ended March 31, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C. 155 SECTION

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)
(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 296,148	$ 244,681
Accounts receivable	995	132,859
Other current assets	24,954	22,598
Total current assets	322,097	400,138
Property, Plant and Equipment, net	7,159,232	7,349,818
Patents and Related Expenditures, net	1,124,829	1,146,249
Other Assets	18,200	18,200
Total Assets	$ 8,624,358	$ 8,914,405
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	$ 539,265	$ 455,246
Accrued liabilities	193,487	149,257
Note payable - current portion	1,300,000	-
Total current liabilities	2,032,752	604,503
Note Payable, Long-Term Portion	2,549,135	3,905,040
Commitments and Contingencies		
Shareholders' Equity		
Common stock, no par value, unlimited shares authorized; 32,755,941 and 30,244,348 shares issued and outstanding at March 31, 2003 and December 31, 2002	44,742,453	43,787,850
Deficit accumulated during the development stage	(40,699,982)	(39,382,988)
Total Shareholders' Equity	4,042,471	4,404,862
Total Liabilities and Shareholders' Equity	$ 8,624,358	$ 8,914,405

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended March 31,		Period April 9, 1973 (date of inception) to March 31,
	2003	2002	2003
Sales	$ 20,277	$ 48,937	$ 316,588
Cost of sales	14,950	30,175	126,708
Gross Margin	5,327	18,762	189,880
Operating Expenses			
Mineral exploration and development	28,714	152,188	6,546,356
Research and development	212,793	138,609	3,928,889
Professional services	184,358	226,073	3,460,800
General and administrative expenses	557,838	608,128	14,765,635
Depreciation and amortization	218,625	285,699	5,733,747
Asset impairment	-	-	2,759,956
Total operating expenses	1,202,328	1,410,697	37,195,383
Loss from Operations	1,197,001	1,391,935	37,005,503
Other (Income) Expense:			
Interest expense	120,173	288,298	4,655,512
Interest income	(180)	(702)	(816,125)
Loss (gain) on foreign exchange	-	-	(557,942)
Loss on extinguishment of debt	-	-	914,667
Gain on forgiveness of debt	-	-	(795,972)
Loss on redemption of convertible debentures	-	-	193,256
Total other expense, net	119,993	287,596	3,593,396
Net loss	1,316,994	1,679,531	40,598,899
Preferential Warrant Dividend	-	-	101,083
Net Loss Applicable to Shareholders	$ 1,316,994	$ 1,679,531	$ 40,699,982
Loss per common share - Basic and diluted	$ 0.04	$ 0.07	$ 4.82
Weighted average shares - Basic and diluted	30,527,826	22,842,455	8,451,107

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Period April 9, 1973 (date of inception) to March 31, 2003
Cash flows from exploration activities:			
Net loss	$ (1,316,994)	$ (1,679,531)	$ (40,598,899)
Adjustments to reconcile net loss to net cash used in exploration activities:			
Depreciation and amortization	218,625	285,699	5,733,747
Shares issued for services	51,150	-	354,576
Shares issued for interest	38,888	69,770	1,154,923
Issuance of stock options to non-employees	7,192	2,421	3,038,333
Issuance of stock options to employees	-	-	78,220
Issuance of stock warrants	37,368	98,280	962,229
Amortization of discount on note payable	44,095	107,590	843,784
Amortization of debt issuance costs	-	63,426	504,567
Asset impairment	-	-	2,759,956
Loss on extinguishment of debt	-	-	914,667
Loss on redemption of convertible debentures	-	-	193,256
Gain on forgiveness of debt	-	-	(795,972)
Loss on disposal of fixed assets	-	-	1,945
Gain on foreign exchange	-	-	(559,179)
Deferred financing costs written off	-	-	515,842
Changes in assets and liabilities (net of effects of acquisition):			
Accounts receivable	131,864	(3,412)	(995)
Other current assets	(2,356)	235	1,709,644
Other assets	-	44,911	(170,720)
Trade accounts payable	84,019	153,155	424,766
Accrued liabilities	44,230	565,398	38,772
Deferred revenue	-	(40,972)	-
Net cash used in exploration activities	(661,919)	(333,030)	(22,896,538)
Cash flows from investing activities:			
Asset acquisition	-	-	(2,422,417)
Purchase of property and equipment	(6,619)	(11,094)	(3,668,044)
Purchase of patents and related expenditures	-	-	(1,882,187)
Net cash used in investing activities	(6,619)	(11,094)	(7,972,648)

(continued)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended March 31,		Period April 9, 1973 (date of inception) to March 31,
	2003	2002	2003
Cash flows from financing activities:			
Issuance of common shares for cash, net of issuance costs	$ 595,000	$ 125,000	$ 22,103,781
Collection of stock subscription receivable	-	-	561,300
Issuance of shares under Employee Stock Purchase Plan	125,005	-	217,188
Issuance of convertible debenture	-	-	5,000,000
Proceeds from exercise of stock options	-	-	2,708,491
Proceeds from exercise of warrants	-	-	4,917,805
Issuance of related party notes	-	-	174,243
Issuance of notes payable	-	-	9,505,040
Payment of notes payable	-	-	(11,120,816)
Payment of related party notes	-	(18,757)	(174,243)
Payment on capital lease	-	(2,312)	(27,075)
Purchase of call options	-	-	(449,442)
Redemption of convertible debentures	-	-	(2,250,938)
Net cash provided by financing activities	720,005	103,931	31,165,334
Net increase (decrease) in cash and equivalents	51,467	(240,193)	296,148
Cash and cash equivalents, beginning of period	244,681	599,884	None
Cash and cash equivalents, end of period	$ 296,148	$ 359,691	$ 296,148
Supplemental disclosures:			
Cash paid for interest	$ 37,189	None	
Cash paid for income taxes	None	None	

Supplemental schedule of non-cash investing and financing activities:

For the three months ended March 31, 2003:

- We issued 250,001 common shares to Doral 18, LLC in payment of $100,000 of principal on our note payable.

For the three months ended March 31, 2002:

- None

(concluded)

(See Notes to Financial Statements)

is reported, the number of shares used for basic and diluted net loss per share is the same since the effect of including the additional common stock equivalents would be antidilutive.

Stock-Based Compensation - We have elected to follow the accounting provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. To estimate compensation expense that would be recognized under SFAS 123, we have used the modified Black-Scholes option pricing model. If we had accounted for our stock options using the accounting method prescribed by SFAS 123, our net loss and loss per share would be as follows:

	Three Months Ended March 31,	
	2003	2002
Net loss (basic and diluted) as reported	$ 1,316,994	$ 1,679,531
Deduct: Stock-based employee compensation expense included in reported net loss, net of related tax effects	-	-
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	38,647
Pro forma net loss	$ 1,316,994	$ 1,718,178
Loss per common share (basic and diluted):		
As reported	$ 0.04	$ 0.07
Pro forma	$ 0.04	$ 0.08

Recent Accounting Pronouncements - In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires asset retirement obligations to be recognized when they are incurred and displayed as liabilities. SFAS No. 143 is effective for the year ending December 31, 2003. We adopted SFAS No. 143 on January 1, 2003. The impact was not significant on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. We adopted this statement effective January 1, 2003 but have elected, as permitted under SFAS No. 123, to continue to follow the accounting provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and to furnish the pro forma disclosures required under SFAS No. 148.

Note 3. Common Stock

	Common Stock	
	Shares	**Stated Amount**
Balance, December 31, 2002	30,244,348	$ 43,787,850
Shares issued for cash	1,750,000	595,000
Stock options issued to non-employees		7,19
Shares issued for services	110,000	51,150
Stock warrants issued		37,368
Shares issued under Employee Stock Purchase Plan	304,371	125,005
Shares issued for settlement of debt	250,001	100,000
Shares issued for interest	97,221	38,888
Balance, March 31, 2003	32,755,941	$ 44,742,453

On August 6, 2002, we adopted an Employee Stock Purchase Plan ("ESPP") which allows employees to purchase common shares through payroll deductions. During the quarter ended March 31, 2003, a total of 304,371 common shares were issued under the ESPP at prices ranging from $0.37 to $0.50 per share.

In accordance with the terms of our note payable to Doral 18, LLC ("Doral"), a conversion right with respect to $280,000 of principal accrued on March 1, 2003. Effective that date, Doral had the right to convert all or some of the accrued principal into the Company's common shares using a conversion price equal to 70% of the average closing price of our common shares for the five trading days prior to March 1, 2003. On March 5, 2003, Doral elected to exercise their conversion right with respect to $100,000 of principal and, as a result, we issued to them 347,222 common shares. Of this amount, 250,001 common shares with a fair value of $100,000 relate to the payment of principal against the note. The remaining 97,221 common shares with a fair value of $38,888 represent additional shares issued as a result of the beneficial conversion feature and were recorded as additional interest expense.

On March 31, 2003, we issued 1,750,000 common shares and 1,750,000 warrants in a private placement for cash proceeds of $595,000. The warrants have an exercise price of $1.00 per share and expire in March 2008.

Note 4. Notes Payable

Notes payable consisted of the following at March 31, 2003 and December 31, 2002:

	March 31, 2003	December 31, 2002
Note payable to BHP Minerals International, Inc.	$ 2,549,135	$ 2,505,040
Note payable to Doral 18, LLC	1,300,000	1,400,000
Less current portion	(1,300,000)	-
Long-term portion of notes payable	$ 2,549,135	$ 3,905,040

Note 5. Intangible Assets

Our intangible assets consist of patents and related expenditures associated with the titanium processing technology. In accordance with SFAS No. 142, we are amortizing these assets over their useful lives. The amortized intangible asset balance as of March 31, 2003 was:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and related expenditures	$ 1,517,736	$ (392,907)	$ 1,124,829

The weighted average amortization period for intangible assets is approximately 16.5 years. Amortization expense was $21,421 for the three months ended March 31, 2003, which represented the amortization relating to the identified intangible assets still required to be amortized under SFAS No. 142. For each of the next five years, amortization expense relating to intangibles will be $85,680 per year.

also require additional financing to continue our development work on the titanium processing technology and the Tennessee mineral property.

In light of the decreasing price of, and limited market for, our common shares, our ability to continue to fund our operations primarily through sales of securities is limited, although we expect to generate some funds through offerings of our common stock and warrants to purchase our common stock, and additional exercises of outstanding warrants, during the remainder of 2003. We also expect to generate limited revenues from the sales of nanoparticle products and fees generated from development and testing services provided to potential licensors of our titanium processing technology. As of May 13, 2003, we have no commitments to provide additional financing for periods after May 2003, to purchase titanium dioxide nanoparticles or to license our titanium processing technology.

We also expect to generate revenues through the licensing of our titanium processing technology, specifically the pharmaceutical application of the technology (i.e. RenaZorb™) and the application of our technology for large-scale titanium pigment production. With respect to large-scale titanium pigment production, Altair has completed initial testing for a materials company and has submitted a phase-two proposal for the economic evaluation of a demonstration titanium dioxide pigment plant that could be expanded to a full-scale plant with production capabilities of between 10-20 metric tons of titanium dioxide pigment per year. If the phase-two proposal is accepted in some form, Altair would expect to generate limited revenues in 2003 (but not sufficient to cover monthly operating expenses) in exchange for the testing and development work associated with the evaluation of a demonstration titanium dioxide plant. A licensing agreement associated with a full-scale plant would be expected to generate significant revenues in the long-term, but significant up-front revenues from such an agreement are unlikely.

With respect to RenaZorb™, testing of this product using animals was initiated in late 2002 and completed in April 2003, with test results indicating that RenaZorb™ has therapeutic potential in animal testing. We are in discussions with four pharmaceutical companies who may be interested in doing further testing and negotiating a license agreement. Altair is uncertain what the terms of such license agreement would be, but pharmaceutical license agreements often involve up front or staged payments, in addition to royalties once the drug is approved by the FDA and marketed. Based on our understanding of terms of license agreements under similar circumstances, we believe that up-front or early stage payments associated with such a license agreement may be large enough to provide liquidity for Altair throughout 2003, and even permit Altair to report one-time profitability during 2003. We can, however, provide no assurance that we will enter into such a license agreement or that such license agreement would involve any significant up-front payments. If we are unable to enter into a license agreement with respect to RenaZorb™ or another product during the first six months of 2003 (or otherwise consummate one or more significant licensing, sale or equity transactions), we will be forced to significantly curtail our operations and expenses, and our ability to continue as a going concern will be uncertain.

Capital Commitments. The following table discloses aggregate information about our contractual obligations including notes payable, mineral lease payments, facilities lease payments and contractual service agreements, and the periods in which payments are due as of March 31, 2003:

Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Notes Payable	$ 4,300,000*	$ 1,300,000	$ 600,000	$ 1,200,000	$ 1,200,000
Mineral Leases	1,135,021	181,410	452,868	392,055	108,688
Contractual Service Agreements	494,122	344,122	100,000	50,000	-
Total Contractual Obligations	$ 5,929,143	$ 1,825,532	$ 1,152,868	$ 1,642,055	$ 1,308,688

* Before discount of $450,865.

Critical Accounting Policies and Estimates

Management based this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates,

devoted to these R&D projects with a resulting decrease in time spent on mineral exploration and development activities. We expect our R&D expenses for the remainder of fiscal 2003 to remain at levels higher than those of fiscal 2002.

Professional services, which consist principally of legal, consulting and audit expenses, decreased by $41,715 from $226,073 during the first quarter of 2002 to $184,358 in the first quarter of 2003. The decrease is attributable to a decline in consulting expenses of $46,000 resulting principally from decreases in warrants granted to outside service providers.

General and administrative expenses decreased by $50,290 from $608,128 in first quarter of 2002 to $557,838 in the same period of 2003. Sample costs decreased by $22,000 as more effort was placed into development projects and less into sample preparation. In addition, rents decreased by $67,000 due to our purchase, in August 2002, of the 204 Edison Way building that was previously leased. Other general corporate expenses were reduced by a net amount of $5,000. Offsetting these reductions was an increase in investor relations expense of $44,000. In the first quarter of 2003, we paid an investor relations firm 75,000 common shares with a value of $37,500 for assistance with a new investor relations program.

During the second quarter of 2002, we recorded an asset impairment for the jig assets which reduced their depreciable balance to zero. As a result, depreciation is no longer recorded for these assets and depreciation and amortization expense decreased by $67,074 from $285,699 in the first quarter of 2002 to $218,625 in the first quarter of 2003.

Interest expense decreased by $168,125 from $288,298 in the first quarter of 2002 to $120,173 in the first quarter of 2003. The decrease is due to an amendment of our note payable to Doral 18, LLC in November 2002 which, among other things, reduced the balance from $2,000,000 to $1,400,000. The accounting guidance provided by EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, required that the amended note be recorded at its face amount with no discount, whereas the prior note had been recorded at a discount with subsequent amortization of the discount to interest expense. This elimination of the debt discount expense, together with the decrease in note balance, is responsible for the decrease in interest expense from the first quarter of 2002 to the first quarter of 2003.

Forward-Looking Statements

This Quarterly Report on Form 10-Q (this "Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. Statements in this report regarding the ability of the Company to raise working capital necessary to fund our operations, development of the titanium processing technology and assets (including for pharmaceutical use), development of the centrifugal jig and the Tennessee mineral property, and any future acquisition activities are forward-looking statements. You should keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect.

Among the key factors that may have a direct bearing on the Company's operating results are various risks and uncertainties including, but not limited to, the following:

- We have not generated any substantial operating revenues and may not ever generate substantial revenues.

- As shown in the consolidated financial statements for the quarter ended March 31, 2003, we incurred a net loss of $1,316,994 for the quarter ended March 31, 2003, and since the date of inception have incurred cumulative net losses of $40,598,899. At March 31, 2003, current liabilities exceeded current assets by $1,710,655. These factors, among others, may raise substantial doubt about the Company's ability to continue as a going concern.

property. Because we are at an early stage of testing, we are unable to provide any assurance that mining of the Tennessee mineral property is feasible. Our test production at the pilot plant, economic analysis and additional exploration activities may indicate any of the following:

- that the Tennessee mineral property does not contain heavy minerals of a sufficient quantity, quality or continuity to permit any mining;
- that production costs exceed anticipated revenues;
- that end products do not meet market requirements or customer expectations;
- that there is an insufficient market for products minable from the Tennessee mineral property; or
- that mining the Tennessee mineral property is otherwise not economically or technically feasible.

In addition to the foregoing, we recommend that you review the risk factors and other cautionary statements contained in the Company's other filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2002.